Exhibit (e)(6)
Employment Arrangement with Steven J. Cole, Senior Vice President, Strategy and Product Management

	Annual	Restricted	Severance (for
	Cash	Stock	termination without
Name and Position	Bonus	Grant	cause)
Steven J. Cole, Senior Vice President, Strategy and Product Management	50%	50%	1. Six months of salary
2. Health benefits for six months.